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Exhibit 12.1

Festival Fun Parks Statement of the Calculation of Earnings to Fixed Charges

	FY 2001	FY 2002	FY 2003	FY 2004	FY 2005	Pro forma 2005	Actual Q1 2006	Pro forma Q1 2006
Earnings
Net Loss	(7,527,026)	(33,693,513)	(25,399,170)	(34,496,331)	(11,089,896)	(5,351,030)	(16,471,521)	(15,113,092)
Add: Fixed Charges	13,829,702	18,184,781	25,345,020	26,594,655	28,265,232	22,362,037	7,257,115	5,741,186

	6,302,676	(15,508,732)	(54,150)	(7,901,676)	17,175,336	17,011,007	(9,214,406)	(9,371,901)
Less: Interest Capitalized	0	(10,084,471)	(1,554,045)	(2,232,712)	0	(5,575,000)		(5,575,000)

Earnings	6,302,676	(25,593,203)	(1,608,195)	(10,134,388)	17,175,336	11,436,008	(9,214,406)	(14,946,906)
Fixed Charges
Interest Expense	11,156,297	14,134,131	20,035,619	21,437,958	22,963,488	17,060,294	6,044,680	4,528,751
Estimate of the Interest Within Operating Leases	2,673,405	4,050,650	5,309,401	5,156,697	5,301,744	5,301,744	1,212,435	1,212,435

Fixed Charges	13,829,702	18,184,781	25,345,020	26,594,655	28,265,232	22,362,037	7,257,115	5,741,186
Ratio of Earnings of Fixed Charges	0.46	(1.41)	(0.06)	(0.38)	0.61	0.51	(1.27)	(2.60)

Amount of Additional Income Necessary to Achieve Fixed Charge Ratio of 1:1	7,527,026	43,777,984	26,953,215	36,729,043	11,089,896	(10,926,030)	16,471,521	20,688,692

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Festival Fun Parks Statement of the Calculation of Earnings to Fixed Charges